[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

June 18, 2013

VIA EMAIL AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. David L. Orlic

Re:	Clearwire Corporation

Amendment No. 7 to Schedule 13E-3

Filed by Sprint Nextel Corporation et. al. on May 28, 2013

File No. 005-84306

Additional Definitive Proxy Soliciting Materials

Filed by Sprint Nextel Corporation on June 3, 2013

File No. 001-34196

Dear Mr. Orlic:

This letter is being furnished on behalf of our client, Sprint Nextel Corporation, a Kansas corporation (“Sprint”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding Clearwire Corporation’s Amendment No. 7 to Schedule 13E-3 of Clearwire Corporation filed by Sprint et al. (File No. 005-84306) that was filed with the Commission on May 28, 2013 (the “Schedule 13E-3”) and Additional Definitive Proxy Soliciting Materials on Schedule 14A filed by Sprint with respect to Clearwire Corporation (File No. 001-34196) (the “Proxy Materials”) that were filed with the Commission on June 3, 2013.

In response to the Staff’s request that Sprint file the Proxy Materials under cover of Schedule 13E-3, we respectfully advise the Staff that the Proxy Materials do not contain any information that materially updates any of the information included in the Schedule 13E-3. In response to the Staff’s request that Sprint disclose what consideration it gave to updating its Item 1014(a) fairness determination with respect to the Rule 13e-3 transaction to take into account the DISH offer, we respectfully advise the Staff that Sprint has not undertaken any such consideration as of the date hereof and does not believe any further disclosure is required under Rule 13e-3 at this time.

United States Securities and Exchange Commission

Division of Corporation Finance

June 18, 2013

If you have any questions concerning these matters, or require any further information, please call the undersigned at (202) 371-7535 or my partner, Thomas H. Kennedy, at (212) 735-2526.

Very truly yours,

/s/ Jeremy London
Jeremy London

cc:	Thomas H. Kennedy, Esq.

Ajay Korduri, Esq.